UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20429
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Yadkin Valley Financial Corporation

Full Name of Registrant
209 North Bridge Street

Address of Principal Executive Officer (Street and Number)
Elkin, North Carolina      28621-3404

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     Submission of the company’s financial statements for the quarter ended September 30, 2006 due to additional time to collect, analyze, and report data from the holding company and bank subsidiaries. Completion of the report is pending review by our external auditors and is beyond our control.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Edwin Laws	(336)	526-6300

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
☒ YES            ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report of portion thereof?
☐ YES            ☒ NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yadkin Valley Financial Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11/09/2006	By:	/s/Edwin E. Laws

Edwin E. Laws Chief Financial Officer